                      UNITED STATES OF AMERICA
                             before the
                 SECURITIES AND EXCHANGE COMMISSION
----------------------------------------------
                                               :
                In the Matter of               :
                                               :
      AMERICAN ELECTRIC POWER COMPANY, INC.    :    CERTIFICATE
              Columbus, Ohio  43215            :         OF
                                               :    NOTIFICATION
                    (70-5943)                  :
                                               :  (AMENDED & RESTATED)
    PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 :
----------------------------------------------:

      THIS IS TO CERTIFY that, in accordance with the terms and conditions of and for the purposes represented by the declaration, as amended, of American Electric Power Company, Inc. (the "Company") in the above-captioned file and the orders of the Securities and Exchange Commission with respect thereto (HCAR No. 19879, dated February 8, 1977; HCAR No. 19992, dated April 19, 1977; HCAR No. 20111, dated July 14, 1977; HCAR No. 20506, dated April 19, 1978; HCAR No.
20979, dated March 29, 1979; HCAR No. 21180, dated August 8, 1979; HCAR No. 21544, dated May 1, 1980; HCAR No. 22113, dated June 30, 1981; HCAR No. 22539, dated June 15, 1982; HCAR No. 22989, dated June 29, 1983; HCAR No. 23353, dated June 29, 1984; HCAR No. 23538, dated December 19, 1984; HCAR No. 23754, dated July 1, 1985; HCAR No. 23980, dated January 3, 1986; HCAR No. 24534, dated December 18, 1987, HCAR No. 25233, dated December 27, 1990, HCAR No. 25936, dated December 1, 1993, HCAR No. 26516 dated May 10, 1996 and HCAR No. 26553, dated August 13, 1996) during the period from April 1, 1998, through June 30, 1998, the Company issued a total of 308,640 shares of its Common Stock, $6.50 par value ("Common Stock"), to Stanley & Co. [a nominee of First Chicago Trust Company of New York ("First Chicago")], at a total purchase price of
   $14,522,686.87 , for the accounts of participants in the Company's Dividend Reinvestment and Direct Stock Purchase Plan (the "Plan"). During such period, First Chicago, as Agent under the Plan, also purchased on the open market for the accounts of participants a total of -0- shares of the Company's Common Stock, at a total purchase price of $-0- . These transactions are set forth in more detail in the attached Schedule I, incorporated herein by reference.

      Attached hereto is Schedule II, which provides a summary of the total expenses incurred, directly or indirectly, by the company in connection with the operation of the Plan for the year ending December 31, 1997.

                             AMERICAN ELECTRIC POWER COMPANY, INC.

                            By:        /s/ A. A. Pena
                                    A. A. Pena, Treasurer

Dated:  October 12, 1998

                             SCHEDULE I
                                 to
               CERTIFICATE OF NOTIFICATION (#70-5943)
                                 of
                AMERICAN ELECTRIC POWER COMPANY, INC.
               For the Period April 1 - June 30, 1998


TRANSACTIONS THIS PERIOD:

                            - Original Issue Shares -

                      Shares         Price               Total
  Period              Issued       Per Share        Purchase Price

04/07/98               3,836        $50.200          $  192,567.20
04/14/98               3,430         49.150             168,584.50
04/21/98               2,680         48.444             129,829.92
04/28/98               2,365         47.075             111,332.38
05/05/98               4,543         47.181             214,343.28
05/12/98               1,644         47.013              77,289.37
05/19/98               2,695         46.331             124,862.05
05/26/98               1,361         45.244              61,577.08
06/02/98               4,639         45.838             212,642.48
06/09/98               3,884         47.056             182,765.50
06/10/98             267,202         47.013          12,561,967.63
06/16/98               4,953         47.381             234,678.09
06/23/98               2,595         46.956             121,850.82
06/30/98               2,813         45.644             128,396.57
   Total O/I Purch.  308,640                        $14,522,686.87

                            - Open Market Purchases -

                     Shares       Average Price          Total
  Date              Purchased       Per Share       Purchase Price

Total O/M Purch.      -0-                          $   -0-


                   - Total Activity This Period -

                     Shares                              Total
                    Purchased                       Purchase Price

O/I Shares           308,640                        $14,522,686.87
O/M Purchases         -0-                                 -0-
   Total Activity    308,640                        $14,522,686.87

SCHEDULE I to CERTIFICATE OF                                 PAGE 2
NOTIFICATION (#70-5943) of
AMERICAN ELECTRIC POWER COMPANY, INC.
For the Period April 1 - June 30, 1998



CUMULATIVE SUMMARY OF TRANSACTIONS:

                            - Original Issue Shares -

                                     Shares              Total
                                     Issued         Purchase Price

Totals from last report           45,698,418       $919,671,659.69
Transactions this period             308,640         14,522,686.87
   Total Original Issue Shares    46,007,058       $934,194,346.56


                            - Open Market Purchases -

                                     Shares              Total
                                    Purchased       Purchase Price

Totals from last report           19,933,897       $604,795,081.99
Transactions this period            -0-                  -0-
   Total Open Market Purchases    19,933,897       $604,795,081.99

                                   SCHEDULE II
                                       to
                     CERTIFICATE OF NOTIFICATION (#70-5943)
                                       of
                      AMERICAN ELECTRIC POWER COMPANY, INC.

                            Summary of Plan Expenses
                               for the year ended
                                December 31, 1997


   Fees and expenses of First Chicago Trust Company of New York, the Plan agent:

   Brokers; fees for purchase of shares                 $ 6,766.32

 Account maintenance charges                                     *

   Postage                                               29,366.52

   Printing expenses - DPR statement form,
   authorization cards, envelopes, and
   enclosing costs                                        8,909.87

   Total                                                $45,042.71


   Average number of participants in the
   Plan during the year                                     52,045


   * In prior years, the amount was separately identified in the billings from our transfer agent. However, beginning in 1991, we negotiated an all-encompassing fixed fee with the transfer agent for all transfer services it provides. Accordingly, it is not possible to separately identify this amount. The charge is approximately $5.00 per account.